SUB-ITEM 77(d)

MORGAN STANLEY CALIFORNIA QUALITY MUNICIPAL SECURITIES

As approved by the Board of Trustees, California Quality Municipal Securities
may invest up to 20% of its net assets in taxable or tax-exempt fixed income securities rated at least investment grade by Moody's Investors Service, Inc.,
Standard & Poor's or another nationally recognized statistical rating organization or, if not rated, determined by the Investment Adviser to be of comparable quality, including municipal obligations, obligations of the U.S.
government, its respective agencies or instrumentalities, and other fixed income obligations, and, during periods in which the Investment Adviser believes that changes in economic, financial or political conditions make it advisable to do so, to an unlimited extent in such investments for temporary defensive purposes.